Exhibit 99.1

StealthGas Announces Termination of Public Offering of Common Stock

Athens, Greece - December 11, 2013. StealthGas Inc. (Nasdaq: GASS) announced today that it will not proceed with its previously announced public offering of common stock at this time as it is not in the best interests of its stockholders.

About StealthGas Inc.

Headquartered in Athens, Greece, StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (“LPG”) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 38 LPG carriers with a total capacity of 182,322 cubic meters, three medium range product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons. The Company has agreed to acquire 15 newbuilding LPG carriers, with expected deliveries in 2014 and 2015. Once the acquisition of the 15 LPG carriers is completed and the vessels are delivered, StealthGas Inc.’s LPG carrier fleet will be composed of 53 LPG carriers with a total capacity of 257,922 cubic meters. StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in StealthGas Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by StealthGas Inc. with the U.S. Securities and Exchange Commission.

Contact:

Harry Vafias

Chief Executive Officer

StealthGas Inc.

011-30-210-6250-001

E-mail: hv@stealthgas.com